Mail Stop 3561

September 9, 2008

Norman S. Rich
Chief Executive Officer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, PA 17801

> **Re:** **Weis Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed March 7, 2008**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 10, 2008**
> **Form 10-Qs for Fiscal Quarters Ended March 29 and**
> **June 28, 2008**
> **Filed May 8, 2008 and August 7, 2008**
> **File No. 1-5039**

Dear Mr. Rich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your Risk Factors. For example, the trend concerning the cost of oil and increase in interchange fees for accepting credit card payments. Discuss whether you expect these trends to continue and there impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

    - Economic or industry-wide factors relevant to your company, and
    - Material opportunities, challenges, and
    - Risk in short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 9a. Controls and Procedures, page 28

2. Please include a statement that the registered public accounting firm that audited your financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. Refer to paragraph (a)(4) of Item 308 of Regulation S-K.

Signatures, page 32

3. The report must also be signed by your controller or principal accounting officer. Please file an amendment that includes the signatures required by general instructions D(2)(a) and D(2)(b) of Form 10-K.

Exhibits 31.1 and 31.2

4. We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. Please revise to exactly follow the required format and exclude the titles of the certifying individuals at the beginning of the certifications.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, Compensation Discussion and Analysis, page 6

Base Salary, page 7

5. You disclose that the 2007 increases in base salaries for executive officers were determined "Based on subjective and qualitative considerations." Please revise your disclosure to fully disclose all the specific items considered in determining base salary.

Review and Approval of Related Party Transactions, page 13

6. We note your disclosure that the Audit Committee is responsible for reviewing and approving the terms and conditions of all related party transactions. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate who is covered by your procedures, and how you will determine whether a covered person has a conflict of interest. Indicate whether any of the related party transactions you describe below this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

Form 10-Qs For The Fiscal Quarters Ended March 29 and June 28, 2008

Item 4. Controls and Procedures, page 8

7. Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by paragraph (b) of Exchange Act Rule 13a-15. Please revise to comply with Item 307 of Regulation S-K.

8. Please disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter, as opposed to significant changes subsequent to the date of the evaluation required Exchange Act Rule 13a-15, which has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibits 31.1 and 31.2

9. Please address the above comment regarding the certifications filed as exhibits to your annual report on Form 10-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director